SE [barcode] 19003080

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DEC 31 2018

Washington, DC

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RM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-10590~~

8-27504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.V. Delaney & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Vienna
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph V. Delaney
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCCW Accountancy Corp. PCAOB ID 2851
(Name – *if individual, state last, first, middle name*)

5042 Wilshire Blvd., #30011 (Address) Los Angles (City) CA (State) 90036 (Zip Code)

Securities and Exchange Commission
Trading and Markets

JAN 28 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph V. Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V. Delaney & Associates, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole proprietor

Title

SEE ATTACHED
CALIFORNIA JURAT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT
(CALIFORNIA GOVERNMENT CODE § 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
COUNTY OF Orange)

Subscribed and sworn to (or affirmed) before me on this 27th day of November, 2018, by Joseph V. Delaney, proved to me on the basis of

(Name of Signer(s))

satisfactory evidence to be the person(s) who appeared before me.

CASSIDY R. SCHRADER
Notary Public - California
Orange County
Commission # 2228227
My Comm. Expires Jan 8, 2022

[signature]

Signature of Notary Public

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Additional Information: ______

revision date 01/01/2015

J.V. DELANEY & ASSOCIATES
(A SOLE PROPRIETORSHIP)
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 30, 2018

J.V. DELANEY & ASSOCIATES
(A SOLE PROPRIETORSHIP)
TABLE OF CONTENTS
September 30, 2018

KCCW CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. J.V. Delaney, Owner
J. V. Delaney & Associates
Newport Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J. V. Delaney & Associates (the "Sole Proprietorship") as of September 30, 2018, and the related statements of operations, changes in owner's equity, and cash flows for the period July 1, 2017 through September 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Sole Proprietorship as of September 30, 2018, and the results of its operations and its cash flows for the period July 1, 2017 through September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Sole Proprietorship. Our responsibility is to express an opinion on the Sole Proprietorship's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Proprietorship in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III (the "Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of J. V. Delaney & Associates' financial statements. The Supplemental Information is the responsibility of J. V. Delaney & Associates' management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

During the audit, we also reviewed the AML Program and noted that the sole proprietorship has a program and that it conforms with the FINRA requirements. [redacted] However, management reviews FINCEN emails to ensure that current clients are not on the list that would require FINCEN notification.

KCCW

We have served as the Sole Proprietorship's auditor since 2018.

Los Angeles, California
November 26, 2018

KCCW Accountancy Corp.
5042 Wilshire Blvd., #30011, Los Angeles, CA 90036, USA
Tel: +1 323 867 9880 • Fax: +1 323 375 0500 • info@kccwcpa.com

J. V. Delaney & Associates
(A Sole Proprietorship)
Statement of Financial Condition
September 30, 2018

ASSETS

Current assets:		
Cash and cash equivalents	$	9,581
Total current assets		9,581
Property and equipment, Net		393
Total assets	$	9,974

LIABILITIES AND OWNER'S EQUITY

Current liabilities:		
Accrued expenses	$	521
Total liabilities		521
Owner's equity:		
Owner's equity		9,453
Total liabilities and owner's equity	$	9,974

The accompanying notes are an integral part of financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

J.V. Delaney & Associates (a sole proprietorship) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The sole proprietorship acts as an investment banker and financial advisor to public and private companies.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The sole proprietorship conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Real estate syndicator
- Broker or dealer selling oil and gas interests
- Investment advisory services
- Private placements of securities
- Best efforts offerings including best efforts IPO's
- Mergers and acquisitions

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of J.V. Delaney & Associates.

In accordance with the generally accepted method of presenting proprietorship financial statements, the financial statements do not include the personal assets and liabilities of the proprietor, including his obligation for income taxes on the net income of the proprietorship or his right to a refund based on its net loss, nor any provision for income tax expense or an income tax refund.

The expenses shown in the statement of operations do not include any salary to the proprietor.

Operations

The financial statements include only those assets and liabilities of the proprietor, which relate to his broker-dealer operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently five years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the sole proprietorship are recorded on a trade date basis.

Revenues

The revenues generated during the period included the rental income of time share owned by the sole proprietorship. The time share interests were acquired as part of a 1985 transaction at a zero value. Service income generated during the period was compensation received by the owner as speaker at investment conferences.

Advertising Expenses

Advertising costs are expensed when incurred. Advertising expenses were $250 for the period July 1, 2017 through September 30, 2018.

Income Taxes

J.V. Delaney & Associates is a sole proprietorship for income tax purposes and, accordingly, no provision has been made for income taxes.

NOTE 3: FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2018 consisted of the following:

Property and equipment	$	463
Less: accumulated depreciation		(70)
Property and equipment, net	$	393

NOTE 5: NET CAPITAL REQUIREMENTS

The sole proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the sole proprietorship had net capital of $9,060 which was $4,060 in excess of its required net capital of $5,000. The sole proprietorship's percentage of aggregate indebtedness to net capital was 5.75%.

NOTE 6: EXEMPTION FROM THE SEC RULE 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the sole proprietorship.

NOTE 7: SIPC SUPPLEMENTARY REPORT REQUIREMENT

The sole proprietorship is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for 15 months ended September 30, 2018 because the sole proprietorship's SIPC Net Operating Revenues are under $500,000.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 26, 2018, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2018 have been incorporated into these financial statements, and besides the disclosures herein, there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".

SUPPLEMENTAL INFORMATION

J. V. Delaney & Associates
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
For the Period July 1, 2017 Through September 30, 2018

Total proprietor's equity from statement of financial condition	$	9,453
Deductions		
Non-allowable assets:		
Property and equipment, net		(393)
Net capital	$	9,060
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Accrued expenses	$	521
Total aggregate indebtedness	$	521
Percentage of aggregate indebtedness to net capital		5.75%
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	35
Minimum dollar net capital required	$	5,000
Net Capital Required (greater of the above two amounts)	$	5,000
Excess net capital	$	4,060
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	3,060

Reconciliation
The following is a reconciliation of the above net capital computation with the sole proprietorship's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported in Proprietorship's Part II-A (unaudited) FOCUS report	$	8,722
Accrued expense adjustment		338
Net capital per audit	$	9,060

J. V. Delaney & Associates
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For the Period July 1, 2017 Through September 30, 2018

A computation of reserve requirement is not applicable to J.V. Delaney & Associates as the sole proprietorship qualifies for exemption under Rule 15c3-3(k)(2)(i).

J. V. Delaney & Associates
Schedule III
Information Relating to Possession or Control Requirements
under Rule 15c3-3 Of The Securities And Exchange Commission
For the Period July 1, 2017 Through September 30, 2018

Information relating to possession or control requirements is not applicable to J.V. Delaney & Associates as the sole proprietorship qualifies for exemption under Rule 15c3-3(k)(2)(i).

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON J.V. DELANEY & ASSOCIATES EXEMPTION REPORT

Mr. J.V. Delaney, Owner
J. V. Delaney & Associates
Newport Beach, California

We have reviewed owner's statements, included in the accompanying SEC Rule 17a-5(d)(4) Exemption Report, in which (1) J. V. Delaney & Associates identified the following provision of 17 C.F.R. §15c3-3(k) under which J. V. Delaney & Associates claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) J. V. Delaney & Associates stated that J. V. Delaney & Associates met the identified exemption provision throughout the period July 1, 2017 through September 30, 2018 without exception. J. V. Delaney & Associates' owner is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. V. Delaney & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to owner's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KCCW

KCCW Accountancy Corp.
Los Angeles, California
November 26, 2018